Notice to LSE Publication of Prospectus 15 September 2026 The following document has been approved by the United Kingdom Financial Conduct Authority on 15 September 2026 and is available for viewing: Base Prospectus dated 15 September 2026 (the "Prospectus") relating to the U.S.$10,000,000,000 Euro Medium Term Note Programme of Rio Tinto Finance (USA) Limited (ABN 84 062 129 551), Rio Tinto Finance (USA) plc and Rio Tinto Finance (USA) Inc. as issuers and unconditionally and irrevocably guaranteed by Rio Tinto plc and Rio Tinto Limited (ABN 96 004 458 404) as guarantors. To view the full document, please paste the following URL into the address bar of your browser. http://www.rns-pdf.londonstockexchange.com/rns/8734U_1-2026-9-15.pdf A copy of the Prospectus has also been submitted to the National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism. For further information, please contact: Rio Tinto plc 6 St James’s Square London SW1Y 4AD Telephone: +44 20 7781 2000 Website: https://www.riotinto.com/ EXHIBIT 99.7

Notice to LSE Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Alyesha Anderson M +61 434 868 118 Rachel Pupazzoni M +61 438 875 469 Bruce Tobin  M +61 419 103 454 Media Relations, Canada Vanessa Damha M +1 514 715 2152 Malika Cherry M +1 418 592 7293 Media Relations, US & Latin America Jesse Riseborough M +1 202 394 9480 Investor Relations, United Kingdom Rachel Arellano M +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230 Investor Relations, Australia Tom Gallop M +61 439 353 948 Eddie Gan-Och M +61 477 599 714 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Matthew Whyte, Rio Tinto’s Group Company Secretary. riotinto.com

Notice to LSE DISCLAIMER - INTENDED ADDRESSEES Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein. Your right to access this service is conditional upon complying with the above requirement. Legal Entity Identifiers 1. Rio Tinto plc (LEI: 213800YOEO5OQ72G2R82) 2. Rio Tinto Limited (ABN 96 004 458 404) (LEI: 529900X2VMAQT2PE0V24) 3. Rio Tinto Finance (USA) plc (LEI: 2138006TSNBEUA761G16) 4. Rio Tinto Finance (USA) Limited: (LEI: 213800RX94ZKEZXPKH58) 5. Rio Tinto Finance (USA) Inc: (LEI: 875500ZLU9FC9N2OUE63)